AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

NUVEEN PREFERRED AND INCOME 2022 TERM FUND

(Name of Subject Company)

NUVEEN PREFERRED AND INCOME 2022 TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67075T105

(CUSIP Number of Class of Securities)

Mark L. Winget

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

800-257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$95,796,162.71 (a)	$8,880.30 (b)

(a)

The transaction value was calculated by multiplying 3,955,722 Shares of Nuveen Preferred and Income 2022 Term Fund by $24.217112 (100% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on January 18, 2022).

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,880.30	Filing Party:	Nuveen Preferred and Income 2022 Term Fund
Form or Registration No.:	Schedule TO	Date Filed:	January 20, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on January 20, 2022 (the “Schedule TO”), by Nuveen Preferred and Income 2022 Term Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Fund’s offer to purchase for cash up to 3,955,722 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated January 20, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase and any amendments or supplements to either or both constitute the “Offer”), at a purchase price equal to 100% of the Fund’s net asset value per share determined as of the close of ordinary trading on the New York Stock Exchange on February 17, 2022. Filed herewith as Exhibit (a)(5)(iii) is a copy of the Press Release issued by the Fund on February 18, 2022 announcing the preliminary results of the Offer, and the information contained therein is incorporated herein by reference.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in response to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 12. EXHIBITS

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.[4]

(a)(1)(ii)	Letter of Transmittal.[4]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[4]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[4]

(a)(1)(v)	Notice of Guaranteed Delivery.[4]

(a)(1)(vi)	Not applicable.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated January 19, 2022.[1]

(a)(5)(ii)	Press Release dated January 20, 2022.[4]

(a)(5)(iii)	Press Release dated February 18, 2022.*

(b)	Not applicable.

(d)(1)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated November 15, 2016.[2]

(d)(2)	Investment Sub-Advisory Agreement by and between Nuveen Fund Advisors and Nuveen Asset Management, dated November 16, 2016.[2]

(d)(3)	Transfer Agency and Service Agreement with Computershare Inc. and Computershare Trust Company, N.A. dated June 15, 2017, (the “Transfer Agency Agreement”).[3]

(d)(4)	Amendment and Schedule A to the Transfer Agency Agreement.[3]

(d)(5)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated July 15, 2015 (the “Custodian Agreement”).[3]

(d)(6)	Appendix A to the Custodian Agreement.[3]

(g)	Not applicable.

(h)	Not applicable.

[1]	Previously filed on Schedule TO-C via EDGAR on January 19, 2022 and incorporated herein by reference.
[2]

Previously filed as an exhibit to Pre-Effective Amendment No. 1 to Nuveen Preferred and Income 2022 Term Fund’s Registration Statement on Form N-2 (File No. 333-214066) via EDGAR on December 8, 2016 and incorporated herein by reference.

[3]

Previously filed as an exhibit to Pre-Effective Amendment No. 1 to Nuveen Multi-Asset Income Fund’s Registration Statement on Form N-14 (File No. 333-256163) via EDGAR on June 29, 2021 and incorporated herein by reference.

[4]	Previously filed on Schedule TO-I via EDGAR on January 20, 2022 and incorporated herein by reference.
*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN PREFERRED AND INCOME 2022 TERM FUND /s/ Mark L. Winget Mark L. Winget Vice President and Secretary
February 18, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(5)(iii)	Press Release dated February 18, 2022.